

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 7, 2006

<u>via U.S. Mail</u>
Mr. Lance Gilliland
Chief Financial Officer
Endeavour International Corporation
1000 Main Street, Suite 3300
Houston, Texas 77002

      Re: **Endeavour International Corporation**
               Registration Statement on Form S-3
               Filed March 24, 2006
               File No. 333-132684

               Form 10-K for Fiscal Year Ended December 31, 2005
               Filed March 13, 2006
               File No. 001-32212

Dear Mr. Gilliland:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis…, page 31

Liquidity and Capital Resources, page 35

1.   We note your cash flows from operations for 2005, 2004 and 2003 vary
        significantly. Please expand your liquidity discussion to address the variability of
        your operating cash flows. Refer to FRC 501.13.b. for further guidance.

Consolidated Financial Statements, page 44

2.   We note that you accounted for the acquisition of NSNV, Inc. as a purchase of
        assets and not a business combination. In relation to the NSNV acquisition,
        please address the following comments:

        (a)   Explain to us why you treated the acquisition as an asset purchase and not
                a business combination. In your response, address how you considered
                EITF 98-3.

        (b)   In your disclosure of non-cash transactions on page 80, we were unable to
                reconcile the assets purchased and liabilities assumed with the purchase
                price. Provide us with a reconciliation of how you allocated the purchase
                price.

        (c)   Your consolidated statement of stockholders' equity on page 51 indicates
                that you issued warrants for the acquisition of NSNV. Disclose the fair
                value of the warrants issued and how you determined the fair value
                including a description of the assumptions used.

        (d)   We note that you issued 12.5 million common shares to the former
                shareholders of NSNV and your market price per share on February 26,
                2004 was $3.92, which extrapolates to a purchase price of $49 million.
                Reconcile this with the $25.7 million recorded on your consolidated
                statement of stockholders' equity on page 51.

        (e)   We note on page 68 that you recorded an intangible asset for workforce in
                place for $4.8 million. Tell us how you determined the fair value for the
                acquired workforce.

        (f)   We note from your Form 8-K filed February 27, 2004, that you acquired
                pre-eminent seismic and geological database of the North Sea region. Tell
                us why you did not value this database as an intangible asset.

Mr. Lance Gilliland
Endeavour International Corporation
April 7, 2006
page 3

Note 2 – Summary of Significant Accounting Policies, page 53

Loss per Share, page 60

3.   Please tell us how you considered EITF Topic D-42 in calculating your loss per
        share.

Note 3 – Acquisitions and Dispositions, page 62

4.   We note that you recorded goodwill of approximately $27.8 million related to
        your acquisitions of OER Oil AS. Please advise us on how you conducted your
        identification and valuation of all assets acquired and liabilities assumed to
        support the amount of unallocated purchase price. In your response, advise us to
        your consideration of paragraphs 39 and A14 of SFAS 141 as it relates to the
        recognition of intangible assets apart from goodwill, including your consideration
        of your acquisition of production licenses in the Brage and Njord fields. Also,
        advise us of any intangible assets included in goodwill that do not meet the
        criteria for recognition apart from goodwill.

5.   We note on page 63 that you exchanged certain of your non-core assets for all
        outstanding shares of Series A Preferred Stock and a portion of the Series B
        Preferred Stock. Please disclose how you accounted for the transaction. In your
        response, cite how you considered APB 29 and any other specific accounting
        literature that you relied upon in accounting for the exchange.

Controls and Procedures, page 91

6.   Expand your conclusion that your disclosure controls and procedures are effective
        in ensuring that information required to be disclosed is "recorded, processed,
        summarized and reported within Securities and Exchange Commission rules and
        forms," to clarify, if true, that your officers concluded that your disclosure
        controls and procedures are also effective to ensure that information required to
        be disclosed in the reports that you file or submit under the Exchange Act is
        accumulated and communicated to your management, including your chief
        executive officer and chief financial officer, to allow timely decisions regarding
        required disclosure.

Engineering Comments

Risk Factors, page 8

7.   If a significant amount of your properties are operated by other companies, include a risk factor that explains the impact that this may have on your control over the costs, timing of exploration and development or if prospects are explored or developed at all.

8.   Include a risk factor that states that 63% of your reserves are undeveloped and the impact that this may have on future results.

9.   Include a risk factor that indicates 3-D seismic is only an interpretive tool. Therefore, you may not recognize significant geological features due to mis-interpretation, processing limitations or other factors.   Further indicate that the use of this technology does not guarantee that wells that you drill will encounter hydrocarbons or, if they do encounter hydrocarbons, that they will be in commercial quantities.

Properties, page 16

Reserves, page 26

10.   You state here and on page 87 that independent reserve engineers Gaffney, Cline & Associates reviewed and audited your reserves. Please expand your disclosure to explain what you mean by a reserve audit. Tell us if Gaffney, Cline & Associates did their own seismic interpretations, petrophysical analysis and geological mapping as part of their independent evaluation.

Undeveloped Acreage, page 28

11.   You should include the units of your acreage as we note you have previously used acres, square kilometers and square miles in your document.

12.   You should include, if material, the amount of net undeveloped acreage expiring in each of the next three years.

Notes to Consolidated Financial Statements, page 53

Oil and Gas Reserves, page 87

13.   Please provide us with a copy of your reserve report as of December 31, 2005.

14.   We note that in 2005 you produced gas volumes that were over five times the year-end amount of proved developed gas reserves. This implies that you have now depleted these proved developed gas reserves. And similarly, you produced volumes of oil that were almost 90% of year-end proved developed oil reserves. This implies that you will deplete these reserves in less than two years. Please expand your disclosure to explain this or tell us why it is not necessary.

Closing Comments

        As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Milne, Staff Accountant, at (202) 551-3688 or April Sifford, Accounting Branch Chief, at (202) 551-3684, if you have questions regarding financial the statements and related disclosure. You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Carmen Moncada-Terry, Staff Attorney, at (202) 551-3687, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director